UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163 and 333-248479) and Form F-3 (File No. 333-229486, 333-228054 and 333-238731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously disclosed, on February 5, 2021, CollPlant Ltd. (“CollPlant”), a wholly-owned subsidiary of CollPlant Biotechnologies Ltd. (the “Company”), entered into a Development, Exclusivity and Option Products Agreement (the “Agreement”) with certain wholly-owned subsidiaries of AbbVie Inc. (collectively, “AbbVie”), pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant’s recombinant human collagen (rhCollagen) technology. In accordance with the Agreement, on February 28, 2021, the Company received the $14.0 million upfront cash payment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: March 1, 2021	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Deputy CEO and Chief Financial Officer

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